November 18, 2009

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549
Attention: Larry Spirgel, Assistant Director

Re:	Medialink Worldwide Incorporated Form 10-K for Fiscal Year Ended December 31, 2008 Form 10-Q for Period Ended June 30, 2009 File No. 0-21989

Dear Mr. Spirgel:

     We are submitting this letter in response to your letter dated November 10, 2009 addressed to Ken Torosian, who is the former Chief Financial Officer of Medialink Worldwide Incorporated (“Company”). For your convenience the staff’s comments are set forth in bold italics followed by our responses.

Annual Report filed on form 10-K for the year ended December 31, 2008
Exhibits 31.1 and 31.2

1.
We note that you filed your Principal Executive Officer and Principal Financial Officer certifications under Item 601(b)(31) of Regulation S-K.  Please revise these certifications to include the introductory language of paragraph 4 and the language of paragraph 4(b) of Item 601(b)(31) of Regulation S-K.

Response
In response to comment 1, we are amending our Form 10-K as the staff has requested.

Form 10-Q for the period ended June 30, 2009
Exhibits 31.1 and 31.2

2.
We note that you filed your Principal Executive Officer and Principal Financial Officer certifications under Item 601(b)(31) of Regulation S-K.  Please revise these certifications to include the introductory language of paragraph 4 and the language of paragraph 4(b) of Item 601(b)(31) of Regulation S-K.

 Response
In response to comment 2, we are amending our Form 10-Q as the staff has requested.

In connection with responding to your comments, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that the foregoing fully responds to the Staff’s comments. Please contact me if you require additional information.

Respectfully submitted,

/s/ Nick Abramovich

Nick Abramovich
Chief Financial Officer